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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lakeland Industries, Inc.

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

511795106

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(CUSIP Number)

Richard Barone

C/O Ancora Advisors, LLC

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

April 23, 2013

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

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CUSIP NO. 511795106

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

390,635

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

390,635

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

390,635

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.33%

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14

TYPE OF REPORTING PERSON*

IA

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SCHEDULE 13D

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CUSIP NO. 511795106

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Richard A. Barone

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

15,000

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

15,000

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,000

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.28%

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14

TYPE OF REPORTING PERSON*

IN

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The following constitutes to the Schedule 13D filed by the undersigned

Item 1.

Security and Issuer

This statement relates to the shares of Common Stock of Lakeland Industries, Inc. The address of the issuer is 701 Koehler Avenue, Suite 7, Ronkonkoma, NY 11779.

Item 2.

Identity and Background

This statement is filed on behalf of Ancora Advisors LLC.  Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended.

Mr. Barone, as Chairman of Ancora Advisors LLC, has the power to vote and to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, the AAMAF LP, and the Ancora Greater China Fund LP for which it is also the General Partner, and the Ancora Family of Mutual Funds. Mr. Barone and Ancora Advisors disclaim beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Mr. Barone is a U.S. citizen and maintains the right to claim dual citizenship with the Republic of Italy. Mr. Barone serves on the Board of Directors in various capacities for the both public and private corporations and foundations.

During the last five years the Reporting Persons have not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, AAMAF LP, Ancora Greater China Fund LP, the Ancora Family of Mutual Funds, and Mr. Barone have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.

Purpose of Transaction

The shares of Common Stock covered by this Schedule 13D were acquired in recent months by Ancora Advisors, LLC for investment purposes in the ordinary course of business. Ancora Advisors, LLC reserves the right to take any and all actions that they may deem appropriate to maximize the value of their investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by them.  In each case, in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ancora Advisors, LLC in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.  Ancora Advisors, LLC may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.

Interest in Securities of the Issuer

Set forth below, Ancora Advisors LLC, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of April 23, 2013 and the percentage of the Shares outstanding represented by such ownership (based on 5,332,159 shares outstanding as of December 11, 2012):

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	17,147	0.32%
Ancora Funds & Partnerships (2)	156,212	2.93%
Ancora Advisors SMA (3)	234,423	4.40%
Total	407,782	7.65%

(1) These Shares are owned by the owners and employees of Ancora Advisors LLC including Mr. Barone.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, and the Ancora Greater China Fund LP for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

Date	Buy/Sell	Quantity	Price
2/25/13	Buy	7,500	4.7992
2/26/13	Buy	3,000	5.0091
2/27/13	Buy	3,000	4.8925
2/28/13	Buy	3,000	4.9174
3/8/13	Buy	2,500	4.9000
3/12/13	Buy	10,000	4.3000
3/13/13	Buy	30,000	4.2945
3/15/13	Buy	10,000	4.0200
3/19/13	Buy	10,000	3.8220
3/20/13	Buy	5,000	3.7728
3/21/13	Buy	5,000	3.6971
3/22/13	Buy	24,000	3.7166
3/26/13	Buy	15,000	3.6709
4/3/13	Buy	2,000	3.7210
4/9/13	Buy	24,000	3.6501
4/10/13	Buy	3,900	3.7583
4/11/13	Buy	4,000	3.7928
4/17/13	Buy	5,000	3.6157
4/19/13	Buy	14,500	3.6000
4/23/13	Buy	6,000	3.6401
	Total	348,300

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

April 30, 2013

ANCORA ADVISORS, LLC

By: /s/ Richard Barone

    Richard Barone

    Chairman

/s/ Richard A. Barone__________________

RICHARD A. BARONE